Exhibit 99.1

Consolidated  Financial  Statements

CareerBuilder, LLC and Subsidiaries

Years Ended December 31, 2015 (Unaudited),

2014 (Unaudited), and 2013 (Audited)

CareerBuilder, LLC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2015 (Unaudited), 2014 (Unaudited),
and 2013 (Audited)

Report of Independent Auditors

The Board of Directors

CareerBuilder, LLC

We have audited the accompanying consolidated financial statements of CareerBuilder, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the year then ended, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CareerBuilder, LLC and Subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

December 31, 2012 and 2011 Financial Statements

The accompanying consolidated balance sheet of CareerBuilder, LLC and Subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the years ended December 31, 2012 and 2011, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Ernst & Young LLP

March 3, 2014

CareerBuilder, LLC and Subsidiaries

Consolidated Balance Sheets (unaudited)

(In Thousands)

	December 31
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$103,004	$64,937
Investments in marketable securities	25,146	25,521
Accounts receivable, net of allowance of $1,647 and $1,673, respectively	98,194	95,445
Prepaid expenses	16,651	13,120
Other current assets	3,999	2,671
Total current assets	246,994	201,694
Property and equipment, net of accumulated depreciation	40,081	31,486
Goodwill	382,169	417,629
Intangible assets, net of accumulated amortization	34,130	41,397
Other noncurrent assets	2,949	2,372
Total assets	$706,323	$694,578

Liabilities, redeemable noncontrolling interest, and equity
Current liabilities:
Accounts payable	$13,397	$9,702
Due to related parties	387	630
Accrued expenses and other current liabilities	17,342	17,556
Accrued compensation-related expenses	29,287	36,603
Accrued interactive marketing	1,948	3,214
Current portion of acquisition-related contingencies	484	7,950
Deferred revenue	127,175	127,616
Total current liabilities	190,020	203,271
Noncurrent liabilities:
Acquisition-related contingencies, less current portion	—	986
Other noncurrent liabilities	23,105	20,294
Total liabilities	213,125	224,551

Redeemable noncontrolling interest	24,666	20,470
Commitments and contingencies (Note 12)

Equity:
Paid-in capital	293,679	346,084
Retained earnings	207,205	126,925
Accumulated other comprehensive loss, net	(32,413)	(23,514)
Total CareerBuilder equity	468,471	449,495
Noncontrolling interest	61	62
Total equity	468,532	449,557
Total liabilities, redeemable noncontrolling interest, and equity	$706,323	$694,578

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$698,041	$713,306	$678,595

Operating expenses:
Cost of revenue	45,269	71,252	78,183
Sales and marketing	325,030	329,721	323,468
Product development	78,677	70,572	65,180
General and administrative	82,667	75,803	68,267
Depreciation and amortization	32,235	29,739	25,915
Goodwill impairment charge	50,012	—	—
Changes in fair value of acquisition-related contingencies	(48)	(4,594)	1,123
Total operating expenses	613,842	572,493	562,136

Income from operations	84,199	140,813	116,459
Investment (loss) income	(352)	258	2,511
Other expense, net	(2,119)	(2,202)	(72)
Income before income taxes	81,728	138,869	118,898
Income tax (expense) benefit	(923)	(453)	16
Net income	80,805	138,416	118,914
Net (income) loss attributable to noncontrolling interest	(525)	(686)	448
Net income attributable to CareerBuilder, LLC	$80,280	$137,730	$119,362

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

Net income	$80,805	$138,416	$118,914
Foreign currency translation (loss) gain	(8,899)	(10,597)	1,559
Total other comprehensive (loss) income	(8,899)	(10,597)	1,559
Comprehensive income	71,906	127,819	120,473
Comprehensive (income) loss attributable to noncontrolling interest	(525)	(686)	448
Comprehensive income attributable to CareerBuilder, LLC	$71,381	$127,133	$120,921

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Equity

(In Thousands)

Years Ended December 31, 2015 (Unaudited), 2014 (Unaudited), and 2013 (Audited)

		Retained	Accumulated
		Earnings	Other
	Paid-In	(Accumulated	Comprehensive	Noncontrolling
	Capital	Deficit)	Income (Loss)	Interest	Total

Balances, December 31, 2012	$492,136	$(130,167)	$(14,476)	$—	$347,493
Net income	—	119,362	—	(448)	118,914
Redeemable noncontrolling interest	(5,012)	—	—	441	(4,571)
Contributions from noncontrolling interest holders	—	—	—	71	71
Dividend to members	(90,000)	—	—	—	(90,000)
Other comprehensive income	—	—	1,559	—	1,559
Balances, December 31, 2013	397,124	(10,805)	(12,917)	64	373,466
Net income	—	137,730	—	686	138,416
Redeemable noncontrolling interest	(6,040)	—	—	(688)	(6,728)
Dividend to members	(45,000)	—	—	—	(45,000)
Other comprehensive loss	—	—	(10,597)	—	(10,597)
Balances, December 31, 2014	346,084	126,925	(23,514)	62	449,557
Net income	—	80,280	—	525	80,805
Redeemable noncontrolling interest	(2,405)	—	—	(526)	(2,931)
Dividend to members	(50,000)	—	—	—	(50,000)
Other comprehensive loss	—	—	(8,899)	—	(8,899)
Balances, December 31, 2015	$293,679	$207,205	$(32,413)	$61	$468,532

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)
Operating activities
Net income	$80,805	$138,416	$118,914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,235	29,739	25,915
Deferred income taxes	(878)	(1,191)	(573)
Provision for doubtful accounts	2,042	1,412	985
Goodwill impairment charge	50,012	—	—
Changes in fair value of acquisition-related contingencies	(48)	(4,594)	1,123
Realized and unrealized loss (gain) on marketable securities	375	(250)	(2,502)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(5,056)	(8,655)	5,409
Prepaid expenses and other assets	(5,732)	640	(3,135)
Accounts payable	3,194	(2,825)	1,315
Due to related parties	(243)	(7,154)	503
Accrued expenses and other liabilities	(5,830)	(2,292)	1,748
Deferred revenue	202	3,726	(12,088)
Net cash provided by operating activities	151,078	146,972	137,614

Investing activities
Purchase of property and equipment	(29,217)	(21,867)	(20,228)
Proceeds from sale of property and equipment	194	—	—
Purchase of intangible asset	—	(608)	(15)
Purchases of marketable securities	—	(2,245)	(2,060)
Exercise of call option on redeemable noncontrolling interest	(8,850)	—	—
Acquisitions, net of cash acquired	(16,363)	(55,960)	(17,383)
Net cash used in investing activities	(54,236)	(80,680)	(39,686)

Financing activities
Payment of acquisition related contingencies	(7,288)	(15,553)	(5,505)
Dividends paid to members	(50,000)	(45,000)	(90,000)
Dividends paid to redeemable noncontrolling interest holders	(1,233)	(876)	(218)
Net cash used in financing activities	(58,521)	(61,429)	(95,723)

Effect of exchange rate fluctuations on cash	(254)	1,014	(1,315)

Net increase in cash and cash equivalents	38,067	5,877	890
Cash and cash equivalents at beginning of year	64,937	59,060	58,170
Cash and cash equivalents at end of year	$103,004	$64,937	$59,060

Supplemental cash flow information
Income taxes paid	$2,650	$1,606	$4,017

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands)

December 31, 2015

All 2015 and 2014 amounts included in the Notes to Consolidated Financial Statements are Unaudited.

1. Basis of Presentation

CareerBuilder, LLC, a Delaware limited liability company, and Subsidiaries (the Company), is a privately owned provider of global human capital solutions that helps employers target and attract employees. In addition to operating online career sites, such as CareerBuilder.com, the Company provides employers with recruitment resources ranging from labor market intelligence to talent management software and other recruitment solutions. At December 31, 2015, the Company was owned by TEGNA, Inc., Tribune National Marketing Company, and The McClatchy Company (the Members). The Company operates in the United States, and internationally in Canada, Asia, Europe, the Middle East, Australia and South America through its owned subsidiaries, joint ventures and partnerships.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries after elimination of all significant intercompany transactions and balances. Investments in which the Company does not have a controlling interest, or is not the primary beneficiary, are accounted for under the equity method. Equity method investments are included in other noncurrent assets in the Consolidated Balance Sheets, and the Company’s share of net earnings is included in other expense, net in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Highly liquid investments with an original maturity of three months or less are classified as cash equivalents.

Letters of Credit

As of December 31, 2015 and 2014, the Company had standby unused letters of credit with financial institutions totaling $2,154 and $2,661, respectively.

Marketable Securities

At December 31, 2015 and 2014, the Company’s marketable securities were investments in mutual funds, and classified as trading securities with unrealized holding gains and losses included in the Company’s Consolidated Statements of Operations. These investments are classified as current assets given their short term liquidity.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their useful lives or the terms of the respective leases.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

Business Acquisitions

The Company accounts for business acquisitions using the purchase method. The Company allocates the purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, including identifiable intangible assets.

Goodwill

Goodwill represents the excess of the total purchase price of acquisitions over the fair value of the net identified tangible and intangible acquired assets. Goodwill generally results from the expansion of the Company’s market share, from intangible assets that do not qualify for separate recognition, and from expected synergies from combining operations with the acquired company. Goodwill is not amortized, but is subject to an impairment review annually, and whenever indicators of impairment exist. The Company tests for goodwill impairment at the reporting unit level using a qualitative assessment or a two-step quantitative analysis. The qualitative analysis includes consideration of factors including, but not limited to, macroeconomic conditions, industry and market conditions, cost factors that have an impact on earnings and cash flows, and other relevant entity specific or relevant factors affecting the reporting unit. If after performing the assessment, the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required for the reporting units where the qualitative assessment is performed.

In the two-step quantitative analysis, the first step involves a comparison of the estimated fair value of the reporting unit with its carrying value. Fair value of the reporting unit is determined using various techniques, including multiple earnings and discounted cash flow valuation techniques. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired, and is reduced to fair value. See Note 8 for additional goodwill disclosures.

Intangible Assets

CareerBuilder has intangible assets including acquired technology, trademarks and customer relationships. Intangible assets acquired in business combinations are recorded at fair value on the date of acquisition and are amortized on a straight line basis over their estimated useful lives, which generally range from two to twelve years. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. CareerBuilder does not have any indefinite lived intangible assets other than goodwill.

Valuation of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted future cash flows are less than the carrying value of the asset. The Company measures impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using projected future cash flows, discounted at a rate commensurate with the risk involved. No impairment losses on long lived assets were incurred in 2015, 2014, and 2013.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

Noncontrolling Interest

In July 2015, the Company acquired 60% of Textkernel B.V. (Textkernel).  See Note 4 for additional information on the acquisition.  Shareholders for the remaining 40% of ownership hold put rights that permit them to put their equity interest to the Company.

In March 2013, the Company purchased an 87.5% interest in VON Joint Stock Company (VON). See Note 4 for additional information on the acquisition. The Company entered into a Call and Put Option Agreement, which includes call rights for 12.5% and put rights for 11.5%. In May 2013, the Company exercised a call for 11.5%, and the remaining 1% is recorded as noncontrolling interest at December 31, 2015.

In August 2012, the Company acquired 74% of Economic Modeling, LLC (EMSI).  During 2015, the Company acquired an additional 11.3% for $8,850, bringing the Company’s ownership to 85.3%.  Shareholders for the remaining 14.7% of ownership hold put rights that permit them to put their equity interest to the Company.

Since redemption of the noncontrolling interest for Textkernel and EMSI is outside of the Company’s control, their equity interest is presented on the Consolidated Balance Sheets as redeemable noncontrolling interest. The exercise price of the puts are based on the fair value at the exercise date. The fair value of the redeemable noncontrolling interest is remeasured at the end of each reporting period. A summary of changes in redeemable noncontrolling interest for the years ended December 31, 2015 and 2014, is as follows:

Balance, December 31, 2013 (Audited)	$14,618
Remeasurement of redeemable noncontrolling interest	6,040
Net gain attributable to redeemable noncontrolling interest	688
Distribution to noncontrolling interest members	(876)
Balance, December 31, 2014 (Unaudited)	20,470
Remeasurement of redeemable noncontrolling interest	2,405
Net gain attributable to redeemable noncontrolling interest	526
Foreign exchange adjustment	(101)
Distribution to noncontrolling interest members	(1,233)
Purchase of additional EMSI shares	(8,850)
Textkernel acquisition	11,449
Balance, December 31, 2015 (Unaudited)	$24,666

Net income for the years ended December 31, 2015, 2014 and 2013, in the Consolidated Statements of Operations, reflect 100% of Textkernel, VON and EMSI results, since the respective acquisition dates, as the Company holds the controlling interest. Net income is subsequently adjusted to remove the noncontrolling interest to arrive at net income attributable to the Company.

Foreign Currency Translation

The income statements of foreign subsidiaries have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The Consolidated Balance Sheets have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation is included in other comprehensive income (loss) and is classified as accumulated other comprehensive income (loss) in Equity.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

The Company uses forward foreign exchange rate contracts to manage risks related to non-functional currency contingent payments related to acquisitions. The Company does not engage in speculative derivative activities or derivative trading activities.

The Company recognizes all contracts that meet the definition of a derivative, as either assets or liabilities in the accompanying Consolidated Balance Sheets and measure those derivatives at fair value under accounting standards for derivatives and hedging. Changes to the fair value of the derivatives are recorded in the Consolidated Statements of Operations. The Company does not offset derivative assets and derivative liabilities in the accompanying Consolidated Balance Sheets. See Note 7 for additional information.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue from sales agreements that contain multiple deliverable elements is allocated to each element based on their relative selling price. Deliverables are treated as separate units of accounting if they have value to the customer on a standalone basis.

The sources of revenue include various types of recruitment solutions which consist of advertisements, employment branding services, talent intelligence, other recruitment support, and access to the Company’s online resume database and recruitment software as a service. Generally, recruitment solutions revenue is recognized once delivery has occurred, and revenue related to access to the online resume database and recruitment software as a service is recognized ratably over the subscription period. Amounts billed or collected in excess of revenue recognized are included as deferred revenue.

Cost of Revenue

Costs of revenue primarily include operating costs associated with hosting websites, merchant fees for online transactions, outsourcing fees associated with website operations, and commissions and fees paid to the Company’s members.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expense was $64,993, $75,185, and $94,607 for the years ended December 31, 2015, 2014, and 2013, respectively.

Product and Website Development Costs

Development costs include the cost to purchase and develop software for internal use. The Company capitalizes certain costs incurred for software development. Costs incurred during the application-development stage for software developed internally, bought and further customized by outside vendors for the Company’s use, and software developed by a vendor for the Company’s proprietary use, have been capitalized. Development costs that include expenses incurred by the Company for research and development of the Company’s proprietary technology incorporated in the Company’s product offerings are expensed as incurred.

Income Taxes

The Company is a Limited Liability Company (LLC) which elected partnership treatment and, therefore, is not a taxable entity for U.S. federal income tax purposes, and in most states. There are some states that impose an income tax on LLCs, and the Company’s three domestic corporate subsidiaries and its foreign subsidiaries are subject to corporate

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

income taxes in their respective jurisdictions. The Company accounts for income taxes in accordance with the balance sheet method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement and income tax basis of assets and liabilities and tax credit and operating loss carryforwards. Valuation allowances are established when management determines it is “more likely than not” that some portion or all of the deferred tax asset may not be realized. The Company considers all positive and negative evidence in evaluating its ability to realize its deferred income tax assets, including its historical operating results, ongoing tax planning, and forecast of future taxable income, on a jurisdiction- by-jurisdiction basis.

During 2015, the Company adopted the provisions of Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes. Under the new guidance, deferred taxes will no longer be divided between current and noncurrent amounts, simply presenting all deferred tax items as noncurrent.  The December 31, 2014 deferred taxes have been reclassified to be consistent with the 2015 presentation.

With respect to uncertain tax positions, the Company recognizes in the consolidated financial statements those tax positions determined to be “more likely than not” of being sustained upon examination, based on the technical merits of the positions. The Company records a liability for the difference between the benefit recognized and measured pursuant to the accounting guidance for income taxes and the tax position taken on its tax return. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. Management has analyzed the Company’s inventory of tax positions taken with respect to all applicable income tax issues (in each respective jurisdiction), and has concluded that no reserve for uncertain tax positions is required in the consolidated financial statements as of December 31, 2015 and 2014.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates. Significant estimates inherent in the preparation of the consolidated financial statements include asset impairments, reserves established for doubtful accounts, depreciation and amortization, business combinations, valuation allowances, litigation matters, and contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable. The Company maintains its cash and equivalents balances in the form of deposits with financial institutions. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions that management believes are creditworthy.

The Company extends credit to its customers on an unsecured basis in the normal course of business. The Company maintains reserves for credit losses, and such losses have historically been within management’s expectations. The Company evaluates the collectability of its accounts receivable based on the length of time the receivable is past due and the anticipated future write-off based on historical experience. Accounts receivable are written off when all reasonable collection efforts have been exhausted. There are no customers that individually represent more than 10% of the Company’s accounts receivable as of December 31, 2015 or 2014, or more than 10% of revenues for the years ended December 31, 2015, 2014, or 2013.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

Changes in the allowance for doubtful accounts are as follows:

	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

Balance at January 1	$1,673	$1,676	$1,863
Acquisitions	30	165	45
Charges to expenses	2,042	1,412	985
Write-offs and other	(2,098)	(1,580)	(1,217)
Balance at December 31	$1,647	$1,673	$1,676

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable, accrued expenses, and amounts due to related parties. Due to the short-term nature of these items, the carrying values are deemed to approximate their fair values.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, that will supersede virtually all revenue recognition guidance in US generally accepted accounting principles. The core principle contemplated by ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. In July 2015, the FASB approved a one-year deferral of the effective date of the standard to 2018 for public companies, with an option that would permit companies to early adopt the standard in 2017. Early adoption prior to 2017 is not permitted. The new standard may be adopted either retrospectively or on a modified retrospective basis, which recognizes a cumulative catch up adjustment to the operating balance of retained earnings. In addition, the FASB is contemplating making additional changes to certain elements of the new standard. The Company is currently evaluating the methods of adoption allowed by the new standard and the effect the standard is expected to have on our consolidated financial statements and related disclosures.

3. Retirement and Incentive Plans

Defined-Contribution Plan

The Company sponsors a defined-contribution retirement plan available to substantially all U.S.-based employees. The Company has elected to match 50% of the first 6% of contributions made by participants. Participants are fully vested after two years of service. The Company expensed $5,749, $4,504, and $4,298 in matching contributions for the years ended December 31, 2015, 2014, and 2013, respectively.

Deferred Compensation Plan

The Company has established a management incentive plan to attract and retain key personnel. Cash awards are discretionary, and are typically based on the achievement of predetermined Company performance metrics. The awards vest in periods ranging from three to five years. Awards are expensed ratably over the vesting period. The related compensation expense was $5,372, $5,785, and $6,762 for the years ended December 31, 2015, 2014, and 2013, respectively.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

4. Acquisitions

Below is a summary of the acquisitions completed from January 1, 2013 to December 31, 2015. The consolidated financial statements of the Company include the financial results of these acquisitions from the date of each acquisition.

2015 Acquisitions

In July 2015, the Company acquired 60% ownership interest in Textkernel, a software company based in the Netherlands that specializes in multilingual semantic search and matching recruitment technology.  In addition to the purchase agreement, the Company and the minority shareholders entered into a Shareholders Agreement which includes call and put rights for the remaining 40% ownership interest. The Company has the ability to call up to 20% of the shares in 2017 and all of the remaining shares in 2018 and 2020 and beyond. The noncontrolling owners have the option to put any of their remaining shares in 2019 and any outstanding noncontrolling interest shares in 2020 and beyond.

The purchase price (less cash acquired) of this acquisition was a cash payment of $16,363. The Company recorded $23,419 of goodwill and $6,044 of intangible assets related to this acquisition.  The Company also recorded the fair value of the redeemable noncontrolling interest of $11,449 related to Textkernel. The fair value was calculated using the estimated enterprise value at the acquisition date. The intangible assets associated with this acquisition consist of non-compete agreements, technology, customer relationships, and trade names which are being amortized on a straight-line basis over a weighted-average period of approximately 6.3 years.  Goodwill related to the purchase of Textkernel is not deductible for income tax purposes in the Netherlands.

In connection with the purchase of EMSI in 2012, the Company had the ability to call an additional 6.5% of the units in 2014 and all of the remaining units in 2015. The noncontrolling owners have the option to put any of their remaining units in 2016 and the Company has the option to call any outstanding noncontrolling interest units in 2017 and beyond. During 2015, the Company exercised call options to acquire an additional 11% for $8,624 and an additional .3% from other shareholders for $226, bringing the Company’s ownership to 85.3%.  In January of 2016, the Company revised the EMSI operating agreement.  The noncontrolling owners no longer have the option to put any of their shares to the Company in 2016 and can only put the shares in 2018.  In addition, the Company can no longer call shares in 2017 and 2018 and can only call shares in 2019 and beyond.

2014 Acquisitions

In March 2014, the Company acquired all of the ownership interest in Broadbean Technology Limited (a UK entity), Broadbean Technology PTY (an Australian entity) and Broadbean Incorporated (a US entity), collectively “Broadbean.”  Broadbean is a leader in job distribution, candidate sourcing and big data analytics software.

The purchase price (less cash acquired) was a cash payment of $55,960. The Company recorded $37,841 of goodwill and $19,688 of intangible assets related to this acquisition. The intangible assets associated with this acquisition consist of noncompete agreements, technology, customer relationships, and trade names which are being amortized on a straight-line basis over a weighted-average period of approximately 5.3 years.  Goodwill related to the purchase of Broadbean Incorporated is deductible for domestic income tax purposes.  Goodwill related to Broadbean Technology Limited and Broadbean Technology PTY is not deductible for income tax purposes in their respective countries.

2013 Acquisitions

In March 2013, the Company purchased an 87.5% interest in VON Joint Stock Company, which operates as KiemViec.com, a leading careersite in Vietnam, and HR Vietnam, which specializes in recruitment and human resource

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

solutions for employers. In connection with the purchase, the Company entered into a Call and Put Option Agreement, which included call rights for 12.5% and put rights for 11.5%. In May 2013, the Company exercised a call for 11.5%, and the remaining 1% is recorded as noncontrolling interest at December 31, 2015.

In April 2013, the Company purchased all of the outstanding capital of Oil and Gas Job Search.com Limited, an online niche career site located in the United Kingdom.

The aggregate purchase price (less cash acquired) of these acquisitions was approximately $34,042, of which $17,383 was paid in cash, and $16,659 was recorded as a liability for the fair value of future payments related to contingent arrangements with the former owners of the businesses. The payments are contingent upon the businesses meeting certain earnings and revenue-based targets (see Note 7 for additional information). The Company recorded $28,121 of goodwill and $9,383 of intangible assets related to these acquisitions. The intangible assets associated with these acquisitions consist of noncompete agreements, technology, customer relationships, and trade names which are being amortized on a straight-line basis over a weighted-average period of approximately 6.2 years.

Goodwill from these acquisitions is not deductible for income tax purposes in their respective countries.

Other Acquisition Information

During the year ended December 31, 2015, the Company paid $5,510 and $1,778 in connection with the achievement of contingent consideration targets related to acquisitions made in 2013 and 2012 respectively. During the year ended December 31, 2014, the Company paid $10,101 and $3,217, and $2,235 in connection with the achievement of contingent consideration targets related to acquisitions made in 2013, 2012, and 2011 respectively. During the year ended December 31, 2013, the Company paid $2,407 and $3,098 in connection with the achievement of contingent consideration targets related to acquisitions made in 2012 and 2011, respectively.

5. Property and Equipment

Property and equipment consisted of the following:

	December 31
	2015	2014
	(Unaudited)	(Unaudited)

Computer software and hardware	$87,630	$70,138
Furniture and equipment	17,089	13,810
Leasehold improvements	35,511	28,554
	140,230	112,502
Less accumulated depreciation	(100,149)	(81,016)
Property and equipment, net	$40,081	$31,486

Depreciation expense of property and equipment was $20,501, $18,031 and $16,725 for the years ended December 31, 2015, 2014, and 2013, respectively.

Unamortized computer software development costs for the years ended December 31, 2015, 2014 and 2013 were $7,712, $3,965 and $1,314, respectively and are included in computer software and hardware.  For the years ended December 31, 2015, 2014 and 2013 total amortization of capitalized computer software development costs was $2,710, $1,457 and $641, respectively and is included in depreciation and amortization on the Consolidated Statement of Operations.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

6. Investments in Marketable Securities

The Company’s investments at December 31, 2015 and 2014 are mutual funds held in conjunction with the Company’s deferred compensation plan (see Note 3 for additional information), which are classified as trading securities.

For the year ending December 31, 2015, a net loss of $375 was recorded related to trading securities in the Consolidated Statement of Operations, of which $875 were realized gains. For the year ending December 31, 2014, a net gain of $250 was recorded related to trading securities in the Consolidated Statement of Operations, of which $843 were realized. For the year ending December 31, 2013, $2,502 of gains related to trading securities were recorded in the Consolidated Statement of Operations, of which $630 were realized.

7. Fair Value Measurement

The Company values its financial assets and liabilities based on the fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. The hierarchy consists of three levels:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable.

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Financial assets and liabilities measured at fair value at December 31, 2015 and 2014 based on the fair value hierarchy are as follows:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(Unaudited)
Assets:
Foreign exchange contracts	$—	$515	$—	$515
Mutual funds	25,146	—	—	25,146
Total assets	$25,146	$515	$—	$25,661

Liabilities:
Foreign exchange contracts	$—	$88	$—	$88
Acquisition-related contingency	—	—	484	484
Total liabilities	$—	$88	$484	$572

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(Unaudited)
Assets:
Foreign exchange contracts	$—	$1,132	$—	$1,132
Mutual funds	25,521	—	—	25,521
Total assets	$25,521	$1,132	$—	$26,653

Liabilities:
Foreign exchange contracts	$—	$124	$—	$124
Acquisition-related contingency	—	—	8,936	8,936
Total liabilities	$—	$124	$8,936	$9,060

The mutual funds are valued using quoted prices in the market.

The foreign exchange forwards are valued using pricing models that use observable inputs and, therefore, are classified as Level 2. As of December 31, 2015 and 2014, the fair value of derivative instruments were as follows:

	December 31, 2015
		Notional
	Component of	Amount	Fair Value
		(Unaudited)
Foreign currency exchange forwards	Other current assets	$2,539	$515
Foreign currency exchange forwards	Accrued expenses and other current liabilities	1,900	(88)
Total derivative instruments		$4,439	$427

	December 31, 2014
		Notional
	Component of	Amount	Fair Value
		(Unaudited)
Foreign currency exchange forwards	Other current assets	$13,112	$820
Foreign currency exchange forwards	Other noncurrent assets	5,092	312
Foreign currency exchange forwards	Accrued expenses and other current liabilities	2,641	(74)
Foreign currency exchange forwards	Other noncurrent liabilities	1,476	(50)
Total derivative instruments		$22,321	$1,008

The corresponding unrealized gains (losses) were ($582), $1,966 and ($399), which are included in other expense, net in the Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013, respectively. Realized gains (losses) of $1,358, ($362) and ($145) were also included in other expense, net in the Consolidated Statements of Operations for the years ended December 31, 2015, 2014, and 2013 respectively.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

As part of certain acquisitions, the Company has agreed to pay the sellers earn-outs based on the financial performance of the acquired businesses. The acquisition-related contingency in the table below represents the estimated fair value of future amounts payable under such agreements. The fair value of the contingent payments is measured based on the present value of the consideration expected to be transferred. The discount rate is a significant unobservable input in such present value computations.  The discount rate is 23.8% based on the risk associated with the cash flows. Changes in the acquisition-related contingencies for the years ended December 31, 2015 and 2014, are as follows:

Amount
Balance, December 31, 2013 (Audited)	29,597
Payments of contingencies	(15,553)
Change in fair value	(4,594)
Foreign exchange adjustment	(514)
Balance, December 31, 2014 (Unaudited)	$8,936
Payments of contingencies	(7,288)
Change in fair value	(48)
Foreign exchange adjustment	(1,116)
Balance, December 31, 2015 (Unaudited)	$484

Certain assets and liabilities are measured at fair value on a nonrecurring basis, and therefore, not included in the tables above. These assets include goodwill and intangible assets and result as acquisitions occur. The amounts assigned to intangible assets and goodwill as they relate to the Company’s acquisitions are based on the Company’s best estimate of the fair value. The Company uses an independent valuation specialist to assist in determining the fair value of the identified intangible assets at acquisition. The fair value of the significant identified intangible assets is generally estimated by performing a discounted cash flow analysis using the “income” approach, which represents a Level 3 fair value measurement. The income approach includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk.

8. Goodwill

A summary of changes in goodwill for the years ended December 31, 2015 and 2014, is as follows:

	Gross		Net
	Goodwill	Impairments	Goodwill
Balance, December 31, 2013 (Audited)	437,451	(46,796)	390,655
Acquisitions	37,841	—	37,841
Currency translation adjustment	(10,867)	—	(10,867)
Balance, December 31, 2014 (Unaudited)	$464,425	$(46,796)	$417,629
Acquisitions	23,419	—	23,419
Impairment	—	(50,012)	(50,012)
Currency translation adjustment	(8,867)	—	(8,867)
Balance, December 31, 2015 (Unaudited)	$478,977	$(96,808)	$382,169

In 2015, Management has determined the Company has two reporting units – North America and International. In 2014, there were three reporting units - North America, EMEA, and APAC. As of January 1, 2015, due to certain internal restructurings, the EMEA and APAC were combined into the International reporting unit.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

The Company performs the required annual impairment assessment of the goodwill at the reporting unit level on October 1. Due to the economic challenges primarily in Europe the International reporting unit did not pass the first-step of the quantitative analysis. In the second step, the carrying value of the goodwill exceeded the implied fair value of the goodwill by $50,012. Therefore, an impairment of $50,012 associated with the International reporting unit was recorded in the Consolidated Statement of Operations for the year ended December 31, 2015. There was no impairment in the North America reporting unit in 2015. Management noted no impairment in any of the reporting units in 2014 or 2013.

9. Intangible Assets

A summary of intangible assets by type is as follows:

	December 31, 2015
		Trade and
		Internet
	Customer	Domain
	Relationships	Names	Other	Total
	(Unaudited)
Gross intangible assets	$61,510	$42,549	$23,859	$127,918
Accumulated amortization	(41,350)	(36,254)	(16,184)	(93,788)
Intangible assets, net	$20,160	$6,295	$7,675	$34,130

	December 31, 2014
		Trade and
		Internet
	Customer	Domain
	Relationships	Names	Other	Total
	(Unaudited)
Gross intangible assets	$62,694	$42,953	$20,689	$126,336
Accumulated amortization	(38,095)	(35,555)	(11,289)	(84,939)
Intangible assets, net	$24,599	$7,398	$9,400	$41,397

In December 2014, the Company acquired software to power employee referral programs using social media for $608, which is being amortized on a straight-line basis over a period of 3 years.

Amortization expense of intangible assets was $11,734, $11,708, and $9,190 for the years ended December 31, 2015, 2014, and 2013, respectively. Based upon the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2016: $10,226; 2017: $7,924; 2018: $5,985; 2019: $4,548; 2020: $3,577.

10. Related-Party Transactions

The Company has operating agreements with the Members under which the Company earns revenue and incurs expense. Related-party transaction types and amounts related to Member relationships are shown in the table below:

	For the Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)
Wholesale product sales, included in revenue	$8,740	$19,312	$20,061
Revenue share fees, included in cost of revenue	9,664	34,716	43,759
Advertising fees, included in sales and marketing	4,445	7,982	9,297

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

Gross amounts due from the Members as of December 31, 2015 and 2014 amounted to $24 and $4,112, respectively. Gross amounts due to the Members as of December 31, 2015 and 2014 amounted to $411 and $4,742, respectively. These amounts are reflected on a net basis in the Consolidated Balance Sheets.

11. Income Taxes

Deferred tax assets and liabilities are as follows:

	December 31
	2015	2014
	(Unaudited)	(Unaudited)
Deferred tax assets:
Foreign tax loss carryforwards	$41,735	$37,754
Other	733	583
Valuation allowance	(41,174)	(36,060)
Total deferred tax assets	1,294	2,277
Deferred tax liabilities:
Intangible assets	6,110	7,079
Net deferred tax liability	$4,816	$4,802

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical pretax losses and projections for future taxable income over the periods in which the deferred tax assets are deductible, management concluded that it was not more likely than not that the Company would fully realize the benefits of its tax loss carryforwards and deductible differences in some of the foreign locations and for U.S. corporate entities.

Sources of income from continuing operations before income taxes are as follows:

	Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

U.S.	$148,304	$148,407	$137,295
Foreign	(66,576)	(9,538)	(18,397)
Total	$81,728	$138,869	$118,898

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

The components of the income tax expense (benefit) are as follows:

	Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)
Current income tax expense:
U.S. — state	$322	$46	$377
Foreign	1,479	1,598	180
Total current income tax expense	1,801	1,644	557

Deferred income tax expense (benefit):
U.S. — state	110	(47)	156
Foreign	(988)	(1,144)	(729)
Total deferred income tax benefit	(878)	(1,191)	(573)
Income tax expense (benefit)	$923	$453	$(16)

The income tax benefit differs from the amount computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

Income taxes at U.S. federal statutory rate	$28,605	$48,604	$41,614
U.S. income not subject to tax	(50,912)	(48,546)	(45,070)
Increase in valuation allowance	7,101	5,451	6,802
Foreign rate differential	(1,405)	(3,571)	(4,314)
State taxes net of federal	46	169	151
Goodwill write-off	17,504	—	—
Other	(15)	(1,654)	801
Income tax expense (benefit)	$924	$453	$(16)

The Company and its subsidiaries file income tax returns in the U.S., various states, provinces, and foreign jurisdictions. The Company’s federal, state, local, and most other foreign tax returns remain subject to examination for the year ended December 31, 2012, and all subsequent periods.

As of December 31, 2015, the Company has net operating loss (NOL) carryforwards, primarily in foreign jurisdictions, of approximately $152,616, which will be available to offset future taxable income. If not used, these NOL carryforwards will begin to expire in 2018.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

12. Commitments and Contingencies

Leases

As of December 31, 2015, future minimum rental payments under noncancelable operating leases are as follows:

Amount

2016	$12,099
2017	11,979
2018	11,054
2019	8,642
2020	4,753
Thereafter	10,196
$58,723

Rental expense under noncancelable operating leases was $9,717, $9,367, and $8,486 for the years ended December 31, 2015, 2014, and 2013, respectively. Certain of the Company’s leases contain renewal options and rent escalation provisions.

Other Contractual Commitments

The Company has entered into noncancelable contracts for various services, including marketing partnerships, hardware and software maintenance, and facilities expenses. As of December 31, 2015, these future commitments totaled $76,409.

Legal Matters

The Company is currently party to routine litigation incidental to its business, none of which, individually or in the aggregate, is expected to have a material adverse effect on the Company.

13. Equity

Each Member’s ownership interest is used to determine the distribution of profits and losses and the allocation of capital contributions as required. TEGNA Inc. (TEGNA) and Tribune National Marketing Company (Tribune) each hold Class A membership interests of approximately 52.9% and 32.1%, respectively. TEGNA has the right to designate three directors to serve on the Company’s Board of Directors (Board), one being the chairman. The McClatchy Company (McClatchy) holds the remaining 15% with Class B nonvoting membership interest. Tribune and McClatchy are each allowed to designate one director to the Board. The affirmative vote of a majority of directors is required for Board action.

The Company declared and paid dividends of $50,000, $45,000, and $90,000 in August 2015, December 2014, and December 2013 respectively. The dividends were treated as a return on capital to Members based on the terms of the LLC agreement.

The Company also paid distributions of $1,233, $876 and $218 to redeemable noncontrolling interest holders in March 2015, March 2014 and March 2013, respectively.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

14. Subsequent Events

The Company has evaluated subsequent events through March 7, 2016, which is the date the consolidated financial statements were available to be issued.

On March 1, 2016, the Company acquired Aurico Investigations, LLC and Aurico Reports, LLC (collectively “Aurico”) for approximately $52,500.  Aurico is a provider of background screening and drug testing serving U.S. and International customers.